82-34640

~~File number 82 - 524~~

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2005 AUG -4 A 11:

05010201

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington DC 20549

27 July 2005

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

28 June 2005	Listing Particulars
8 July 2005	Treasury Stock
22 July 2005	Treasury Stock
26 July 2005	Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

PROCESSED
AUG 04 2005
THOMSON
FINANCIAL

Enc.

dlw 8/4

Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Listing Particulars
Released	16:23 28-Jun-05
Number	1727O

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 28th June 2005

Application has been made to the UK Listing Authority for the following debt securities to be admit

DETAILS OF ISSUE:	£500,000,000 6.292 per cent. Step-up Tier one Insurance Capital S
ISSUER:	Friends Provident plc
INCORPORATED IN:	United Kingdom
GUARANTOR:	Friends Provident Life and Pensions Limited
INCORPORATED:	United Kingdom
AGENT:	Clifford Chance

Particulars relating to the issue may be obtained during usual business hours from the date of this fo

Friends Provident plc
Pixham End
Dorking
Surrey
RH14 1QA
England

Citibank, N.A.
5 Carmelite Street
London
EC4Y 0PA
England

Copies of the listing or other particulars relating to the above may also be inspected during normal b
Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	15:23 08-Jul-05
Number	PRNUK-0807

Treasury Shares

8 July 2005

Friends Provident plc announces the transfer of 70,467 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme.

At the same time, the Company transferred 18,889 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.8265 per share for the June 2005 contribution. The Company has received notification from A R G Gunn and K Satchell, as executive directors of the Company, that of the 18,889 shares acquired by the Trustees, they have each acquired 68 shares through the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 43,119,294 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	12:21 22-Jul-05
Number	PRNUK-2207

Treasury Shares

22 July 2005

Friends Provident plc announces that following the transfer of 60,391 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 43,058,903 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	15:56 26-Jul-05
Number	PRNUK-2607

Treasury Shares

26 July 2005

Friends Provident plc announces that following the transfer of 16,041 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 43,042,862 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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©2004 London Stock Exchange plc. All rights reserved